UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

The results of Annual General Meeting of Shareholders for the FY2025

On March 26 2026, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2025, and all seven agendas listed below were approved as originally proposed.

1. Reporting Items:

1)
Audit Report
2)
Business Results
3)
Operation of Internal Control on Financial Reporting
4)
Appointment of the External Auditor

2. Agenda:

1)
Approval of Financial Statements (Including Statements of Appropriations of Retained Earnings) and Consolidated Financial Statements for the fiscal year 2025(January 1, 2025 - December 31, 2025)

2)
Approval of Reduction of Capital Reserves and Transfer to Retained Earnings

3)
Approval of Amendment to the Articles of Incorporation

4)
Election of Directors (1 Executive Director, 5 Independent Directors)
4-1) Executive Director Nominee: Mr. JIN Okdong

4-2) Independent Director Nominee: Ms. KIM Jo Seol

4-3) Independent Director Nominee: Mr. BAE Hoon

4-4) Independent Director Nominee: Ms. SONG Seongjoo

4-5) Independent Director Nominee: Mr. CHOI Young Gwon

4-6) Independent Director Nominee: Mr. PARK Jong Bok

5)
Election of Independent Directors who will serve as Audit Committee Members (2 members)
5-1) Audit Committee Member & Independent Director Nominee : Mr. KWAK Su Keun
5-2) Audit Committee Member & Independent Director Nominee : Ms. LIM Seungyeon

6)
Election of Audit Committee Members (2 members)

6-1) Audit Committee Member Nominee: Mr. BAE Hoon

6-2) Audit Committee Member Nominee: Ms. CHOI Young Gwon

7)
Approval of the Director Remuneration Limit

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2025 as follows:

- Dividend amount for common stocks: KRW 417,502,236,800 (KRW 880 per share)

The annual dividend per share including quarterly dividends is KRW 2,590 per share and the total annual dividend is KRW 1,245.7 billion, the annual dividend yield is 3.01%.

For the details of the originally proposed agenda, please refer to our Convocation Notice of the 25th Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on March 3, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: March 26, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer